             A new Exhibit I is hereby added as follows:

   "EXHIBIT I

                           H.J. HEINZ II FAMILY TRUST

   Set forth below are the names, citizenship, residence or business addresses and present principal occupation or employment and the principal business and address of any corporation or other organization in which such employment is conducted, in each case with respect to each trustee of the Family Trust (other than the name, such information is provided below only of it does not appear elsewhere herein):

   Teresa Heinz

   Mellon Bank, N.A.

   Linda K. Smith

   Julie H. Finley

        Set forth below is the beneficial ownership of shares of Common Stock of each of the trustees of the Family Trust, unless such information appears elsewhere herein, in addition to their respective shared voting power and shared dispositive power with respect to shares of Common Stock of the Family
   Trust:

        Neither Ms. Smith nor Ms. Finley is the beneficial owner of any shares of Common Stock.

        No trustee has effected any transaction in shares of Common Stock during the sixty day period preceding the date of this Statement except for Mellon Bank, N.A. (see Exhibit D hereof).

             The shares of Common Stock held by the trustees are held by them for the benefit of beneficiaries of the members of the Group which persons in some cases, have the right to receive dividends on, or the proceeds from the disposition of, the Common Stock so held. No person has the right to receive dividends or proceeds from 5% or more of the outstanding Common Stock held by such trustees except for Mellon Bank, N.A. (see Exhibit D hereof)."


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